Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Years Ended December 31,

	2003	2002	2001	2000	1999

	(millions of dollars)

Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$893	$695	$781	$704	$697
Income taxes	368	244	379	336	323
Fixed charges included in the determination of net income, as below	397	328	337	296	234
Amortization of capitalized interest	4	2	1	-	-
Distributed income of independent power investments	68	96	62	80	75
Less: Equity in earnings of independent power investments	89	76	81	45	50

Total earnings, as defined	$1,641	$1,289	$1,479	$1,371	$1,279

Fixed charges, as defined:
Interest charges	$379	$311	$324	$278	$222
Rental interest factor	17	14	8	9	4
Fixed charges included in nuclear fuel cost	1	3	5	9	8

Fixed charges included in the determination of net income	397	328	337	296	234
Capitalized interest	88	91	55	23	9

Total fixed charges, as defined	$485	$419	$392	$319	$243

Ratio of earnings to fixed charges	3.38	3.08	3.77	4.30	5.26